AH 3/18/2002


02007223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 28 2002

SEC FILE NUMBER
8- 48076

FACING PAGE

Information Required of Broker and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 134 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Capital Investments, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O.Box No.)

607 10th Street, Suite 303
(No. and Street)

Golden	CO	80401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn Huston	(303) 273-5400
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cordovano and Harvey, P.C.
(Name – if individual, state last, first, middle name)

201 Steele Street, Suite 300	Denver,	CO	80206
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

3/22/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Dawn Huston, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of First Capital Investments, LLC., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

State of Colorado
County of Jefferson
February 27, 2002



Signature

Financial Principal
Title

Elaine K. Ilgenfritz
Notary Public

My Commission Expires 07/19/2005


ELAINE K. ILGENFRITZ
NOTARY PUBLIC
STATE OF COLORADO

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SPIC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cordovano and Harvey, P.C. *Certified Public Accountants*
201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

Report of Independent Auditors

The Board of Directors
First Capital Investments, LLC:

We have audited the accompanying statement of financial condition of First Capital Investments, LLC (successor to First Capital Investments, Inc.) (the "Company") as of December 31, 2001, and the related statements of operations, members' capital/shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Investments, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

First Capital Investments, Inc. conducted a securities business while in violation of net capital requirements under Rule 15-c3-1 for the period from April 30 through July 16, 2001. As discussed in Note 1 to the financial statements, First Capital Investments, Inc. sold its securities broker-dealer license and membership in the NASD to First Capital Investments, LLC, an unrelated third party, effective November 1, 2001.

As explained in Note 2 to the financial statements, the Company conducted the majority of its operations with affiliate companies during the year ended December 31, 2001.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Cordovano & Harvey, P.C.
Denver, Colorado
February 8, 2002

FIRST CAPITAL INVESTMENTS, LLC
(Successor to First Capital Investments, Inc.)

Statement of Financial Condition

December 31, 2001

Assets

Current assets:		
Cash	$	1,308,556
Accounts receivable		1,479
Prepaid expenses and other		4,176
Property and equipment, net (Note 3)		52,930
Other assets:		
Deposit		6,000
Investment in securities not readily marketable		10,000
Intangible asset, net (Note 3)		72,500
	$	1,455,641

Liabilities and Members' Capital

Current liabilities:		
Accounts payable and accrued liabilities	$	10,299
Members' capital (Note 5)		1,445,342
	$	1,455,641

See accompanying notes to the financial statements.

(1) Organization, Presentation and Summary of Significant Accounting Policies

Organization and Basis of Presentation

First Capital Investments, LLC (the "Company") was organized in the State of Colorado on April 23, 2001. As an NASD member firm, the Company may trade options, and equity securities for its own account provided the trades are cleared by a clearing broker-dealer. In addition, the Company may conduct business in private placement offerings, merger and acquisitions, corporate finance, and permissible offerings under Regulation A. First Capital Investments, Inc., its predecessor, (the "Predecessor") was incorporated in the State of Colorado on January 31, 1995 for the purpose of providing investment banking services. Investment banking services revenue was derived principally from commissions and advisory fees.

The Predecessor (an unrelated third party) transferred its securities broker-dealer license and its NASD membership to the Company effective November 1, 2001. The accompanying financial statements, insofar as they reflect transactions prior to October 31, 2001 are those of the Predecessor.

Inherent in the Company's business are various risks and uncertainties, including its limited operating history. The Company's future success will be dependent upon its ability to create trading profits on a timely and cost-effective basis.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. There were no cash equivalents at December 31, 2001.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

Investments

Securities not readily marketable are carried at cost, as determined by management.

Intangible Assets

Intangibles consist of a securities broker-dealer license and NASD membership acquired from an unrelated third-party. Intangibles are amortized using the straight-line method over a period of five years.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets under the provisions of Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* (Statement No. 121). Statement No. 121 requires impairment losses to be recorded on long-lived assets used in operations, including goodwill, when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. In addition, the recoverability of goodwill is further evaluated under the provisions of APB Opinion No. 17, *Intangible Assets*, based upon estimated fair value. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Income Taxes

The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income tax is included in the accompanying financial statements.

Securities transactions

Proprietary securities transactions are recorded on the trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenues and expenses from investment banking services and commissions are recognized based on the terms of each individual agreement.

(2) Related Party Transactions

The Company

The Company recognized $20,000 in related party revenue in each of the two months ended December 31, 2001 pursuant to a written agreement made with an affiliate. The agreement, which specifies no expiration date, requires the Company to provide to the affiliate basic broker-dealer operations at $20,000 per month.

The Company engaged an affiliate to consult in the field of securities trading and to assist the Company with hedge fund management and broker-dealer operations. Payments to the affiliate totalled $22,113 for the period from November 1, through December 31, 2001.

The Predecessor

The Predecessor shares office space with a company affiliated through common ownership. The affiliate pays joint expenses and is reimbursed by the Predecessor. During the ten months ended October 31, 2001, the Company incurred expenses to the affiliate for compensation and related costs, investment banking services, and rent totaling $24,732. Rent expense charged by the affiliate includes the use of property and equipment owned by the affiliate.

During the ten months ended October 31, 2001, the Predecessor recognized $7,000 in revenues through agreements with three companies affiliated through common ownership. The $7,000 is included in the accompanying statement of operations as related party revenue.

FIRST CAPITAL INVESTMENTS, LLC
Notes to Financial Statements

During the ten months ended October 31, 2001, the Predecessor paid an affiliate $9,500 for investment banking advisory services. The $9,500 is included in the accompanying financial statements as related party expense.

(3) Balance Sheet Components

Property and Equipment

Listed below are the major classes of property and equipment as of December 31, 2001:

Equipment	$	45,482
Fixtures		2,345
Furniture		6,744
		54,571
Less: accumulated depreciation		(1,641)
	$	52,930

Depreciation and amortization expense was $1,641 for the year ended December 31, 2001.

Intangible Assets

Listed below are the components of intangible assets as of December 31, 2001:

Broker-Dealer License and NASD Membership	$	75,000
Less: accumulated depreciation		(2,500)
	$	72,500

Amortization expense was $2,500 for the two months ended December 31, 2001.

(4) Leases

The Company entered into an operating lease for its office space located in Golden, Colorado. The lease period commenced on July 1, 2001 and expires on June 30, 2004. Monthly payments under the lease are lease are $1,815. Rent expense for the two months ended December 31, 2001 totaled $3,630. Future minimum lease payments are as follows:

January 1 through December 31, 2002	$	22,380
January 1 through December 31, 2003	$	23,580
January 1 through December 31, 2004	$	12,090

(5) Members' Capital

Pursuant to the Uniform Net Capital Rule (15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined by the Rule. Net capital may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of $1,299,736 and $100,000, respectively.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Schedule I

Net Capital	
Total members' capital qualified for net capital	$ 1,445,342
Deductions:	
Property and equipment, net	(52,930)
Deposit and preapid expenses	(10,176)
Investment	(10,000)
Intangible asset	(72,500)
Net capital	$ 1,299,736
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 10,299
Total aggregate indebtedness	$ 10,299
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on aggregate indebtedness)	$ 687
Minimum dollar requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital at 1500%	$ 1,199,736
Excess net capital at 1000%	1,298,706
Ratio: Aggregate indebtedness to net capital	.01 to 1

Reconciliation of the Computation of Net Capital for Brokers and Dealers Pursuant to SEC Rule 15c3-1 with that Reported in Unaudited Part IIA (X-17A-5)

December 31, 2001

Schedule II

Net capital, as reported in Part IIA (X-17a-5) of the Company's unaudited FOCUS report at December 31, 2001	$	1,298,506
Audit adjustments:		
Accounts receivable		1,479
Various		(249)
	$	1,299,736

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Schedule III

Exemption is claimed under Section (k) (2) (ii) paragraph:

> First Capital Investments, LLC carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "All customer transactions cleared through another broker-dealer on a fully disclosed basis. First Options of Chicago, Inc."

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Schedule IV

Exemption is claimed under Section (k) (2) (ii) paragraph:

First Capital Investments, LLC carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "All customer transactions cleared through another broker-dealer on a fully disclosed basis. First Options of Chicago, Inc."

Cordovano and Harvey, P.C. *Certified Public Accountants*
201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholder of
First Capital Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedules of First Capital Investments, LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that

errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

Segregation of Duties

The size of the business necessarily imposes practical limitation on the effectiveness of those internal control practices and procedures that rely on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. The above condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of First Capital Investments, LLC, for the year ended December 31, 2001, and this report does not affect our report thereon dated February 8, 2002.

Periodic Computations of Net Capital under Rule 17a-3(a) (11)

The internal control practice of the Predecessor, First Capital Investments, Inc., with respect to periodic computations of net capital was insufficient to a detect net capital violation for the period from April 30, 2001 through July 16, 2001. On August 8, 2001, a letter of caution was issued to the president of the Predecessor by the NASD. Since the Predecessor sold its Broker-Dealer license and NASD membership to First Capital Investments, LLC effective November 1, 2001, no corrective action has been taken or proposed by the Company. The above condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of First Capital Investments, LLC, for the year ended December 31, 2001, and is included in our report thereon dated February 8, 2002.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Cordovano and Harvey, P.C.
February 8, 2002